Filed by Northern Genesis Acquisition Corp.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Northern Genesis Acquisition Corp.

Commission File No. 001-39451

For immediate release

Lion Electric Announces the Construction of its Battery Manufacturing Plant and Innovation Center in Quebec

MONTREAL, March 15th, 2021 — Northern Genesis Acquisition Corp. (NYSE: NGA) announces that its proposed business combination partner, The Lion Electric Company (Lion), an innovative manufacturer of all-electric trucks and buses, announced today the construction of a battery manufacturing plant and innovation center in Quebec.

Utilizing cutting-edge technology, the factory is planned to begin operations in early 2023 and will produce battery packs and modules made from Lithium-ion cells. Construction is projected to break ground over the next few months at a location to be confirmed in the near future.

The project and its development represent an investment of approximately $185 million CAD by Lion, who will benefit from an important support by the federal and provincial governments of approximately $100 million CAD (amounting to $50 million CAD each). With the construction of the plant, Lion predicts to see a considerable reduction in the cost of its vehicle manufacturing while ensuring control and optimization of a key component of its vehicle supply chain. Given the battery is the most expensive component of an electric vehicle, this new manufacturing capability will have a direct impact on the development of heavy-duty electric transportation while also offering important environmental and economic benefits.

The Prime Minister of Canada, the Right Honourable Justin Trudeau, the Prime Minister of Quebec, Mr. François Legault, the Minister of Innovation, Science and Industry, the Honourable François-Philippe Champagne, and the Minister of the Economy and Innovation, Mr. Pierre Fitzgibbon, made the announcement today, accompanied by Mr. Marc Bédard, CEO and Founder of Lion Electric.

A Milestone for Lion

With a planned yearly production capacity of 5 gigawatt-hours in battery storage, Lion will be able to electrify approximately 14,000 medium and heavy-duty vehicles annually. The manufacturing plant and innovation center will offer Lion many strategic advantages, including a reduction in its battery system production cost as well as a stable line of procurement of battery packs. Highly automated, Lion’s factory is projected to produce one battery module every 11 seconds and a full battery pack every 5 minutes. Lion Electric will be the first Canadian manufacturer of medium and heavy-duty vehicles to equip itself with its own automated battery pack manufacturing capability, utilizing cutting-edge technology.

Lion’s innovation center will focus on research and development, with the goal of exploring and achieving new advancements in performance, range, energy capacity and the development of innovative products, and will allow the company the flexibility needed to rapidly adapt to emerging technologies.

Beyond the creation of numerous quality jobs in Quebec – including a projected 135 direct jobs, as well as hundreds more indirect regional jobs – this new facility will become an essential link in a chain of specialized suppliers essential to the electrification of transportation.

Quotes

“With today’s announcement, we are continuing to take steps to support our Canadian businesses, invest in innovation, and protect the environment. It is because of companies like Lion Electric that we are accelerating our transition to a resilient and competitive clean growth economy.”

The Rt. Hon. Justin Trudeau, Prime Minister of Canada

“In Quebec, we are fortunate to have leaders such as Lion Electric to help build a greener, more durable economy. With its new facilities at the cutting-edge of robotization, the company will be able to increase its productivity and will further its contribution to the growth or our economy. In the actual context of economic recovery, this is the type of initiative that can help Quebec differentiate itself in promising sectors, such as that of batteries, and one that my government commits to support.”

François Legault, Quebec Prime Minister

“Lion is synonymous with innovation and bold entrepreneurship, and a key player in Canada’s journey toward a sustainable, green growth future. Investments like the one announced today support job creation and our long-term prosperity, and position Canada as a leader in electric transportation. The electrification of transportation is a major driver for achieving our economic and climate objectives. That is why we are proud to support and assist Lion in this major milestone.”

The Hon. François-Philippe Champagne, Minister of Innovation, Science and Industry

“This new factory will contribute to the development of the battery sector, a priority for our government, and to the blossoming of Lion Electric. The company is gaining an increasing recognition in North America for its electric school buses and trucks while experiencing healthy growth, as demonstrated by notable contracts recently obtained from Amazon and CN, for example.”

Pierre Fitzgibbon, Minister of Economy and Innovation

“Lion is an important player in Quebec and Canada’s ecosystem of electrification of transportation. This factory will allow Lion to integrate a fundamental element to the supply chain of our electric vehicles. Thanks to the financing provided by the federal and provincial governments, we will now be able to manufacture in Canada what we previously imported. Lion, Quebec and Canada will gain from this, both on the economic and environmental fronts, to the great benefit of generations to come.”

Marc Bédard, CEO and Founder of Lion Electric

About Lion Electric

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles all its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life.

About Northern Genesis Acquisition Corp.

Northern Genesis Acquisition Corp. (NYSE: NGA) is a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, acquisition, reorganization or similar business combination with one or more businesses. The Northern Genesis management team brings a unique entrepreneurial owner-operator mindset and a proven history of creating shareholder value across the sustainable power and energy value chain. Northern Genesis is committed to helping the next great public company find its path to success; a path which will most certainly recognize the growing sensitivity of customers, employees and investors to alignment with the principles underlying sustainability.

Transaction with Northern Genesis

On November 30, 2020, Lion announced that it had entered into a business combination agreement and plan of reorganization pursuant to which, subject to the satisfaction of customary closing conditions, a wholly-owned subsidiary of Lion will merge with Northern Genesis Acquisition Corp. (NYSE: NGA), a publicly traded special purpose acquisition company focused on a commitment to sustainability and strong alignment with environmental, social and governance principles. Upon completion of the transaction, Lion is expected to be listed on the New York Stock Exchange (NYSE) under the new ticker symbol “LEV”.

Transaction with Northern Genesis

On December 31, 2020, Lion filed with the U.S. Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form F-4 (as amended, the “Registration Statement”), which includes a preliminary proxy statement of Northern Genesis, in connection with their proposed business combination.

Upon closing of the proposed business combination, a wholly-owned subsidiary of Lion Electric will merge with and into Northern Genesis, and Lion is expected to be listed on the New York Stock Exchange (NYSE) under the new ticker symbol “LEV”.

The business combination has been unanimously approved by the Boards of Directors of both Northern Genesis and Lion Electric and is expected to close in the first quarter of 2021, subject to the Registration Statement being declared effective by the SEC, approval by Northern Genesis stockholders as well as other customary closing conditions.

Important Information and Where to Find It

The Registration Statement filed by Lion Electric with the SEC includes a preliminary prospectus relating to the registration of the securities to be issued by Lion Electric to Northern Genesis’ stockholders in connection with the transaction, and a preliminary proxy statement of Northern Genesis in connection with Northern Genesis’ solicitation of proxies for the vote by its stockholders with respect to the transaction and other matters as described in the Registration Statement. After the Registration Statement has been cleared by the SEC and declared effective, Northern Genesis will mail a definitive proxy statement to its stockholders. Investors and security holders of Northern Genesis and other interested parties are urged to read the Registration Statement, the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), any amendments to the foregoing, and any other documents filed with the SEC, when available, because they will contain important information about Lion Electric, Northern Genesis and the proposed business combination. Investors and security holders of Northern Genesis may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Northern Genesis and Lion Electric through the website maintained by the SEC at http://sec.report or by directing a request to: Northern Genesis Acquisition Corp., 4801 Main Street, Suite 1000, Kansas City, MO 64112 or (816) 514-0324. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Genesis and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Northern Genesis’ stockholders in respect of the proposed business combination. Lion Electric and its officers and directors may also be deemed participants in such solicitation. Information regarding Northern Genesis’ directors and executive officers is available under the heading “Management” in its final prospectus dated August 17, 2020 filed with the SEC on August 18, 2020 (the “IPO Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of their stockholders generally, are contained in the Joint Proxy Statement/Prospectus and will be contained in other relevant materials to be filed with the SEC in connection with the proposed business combination when they become available. Stockholders, potential investors and other interested persons should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. No offer of securities, other than with respect to the concurrent private placement of Lion shares as described in the Registration Statement, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the transaction, including with respect to timing and closing thereof and the ability to consummate the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lion Electric’s and Northern Genesis’ management and are not predictions of actual performance. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion Electric and Northern Genesis, and are based on a number of assumptions, as well as other factors that Lion Electric and Northern Genesis believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Lion Electric’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion Electric’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including those factors discussed in the Registration Statement and Northern Genesis’ IPO Prospectus, as well as other documents filed or to be filed by Lion Electric or Northern Genesis in accordance with applicable securities laws. These factors are not intended to represent a complete list of the factors that could affect Northern Genesis or Lion Electric, and there may be additional risks that neither Northern Genesis nor Lion Electric presently know or that Northern Genesis and Lion Electric currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Genesis’ and Lion Electric’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Genesis and Lion Electric anticipate that subsequent events and developments will cause their respective assessments to change. However, while Northern Genesis and Lion Electric may elect to update these forward-looking statements at some point in the future, Northern Genesis and Lion Electric have no intention and undertake no obligation to do so except as required by applicable law. These forward-looking statements should not be relied upon as representing Northern Genesis’ and Lion Electric’s assessments as of any date subsequent to the date of this press release.

Northern Genesis Contact:

Investor Relations
Investors@northerngenesis.com
816-514-0324

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